ELLENOFF GROSSMAN & SCHOLE LLP

ATTORNEYS AT LAW

370 LEXINGTON AVENUE

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 370-1300

FACSIMILE: (212) 370-7889

www.egsllp.com

June 10, 2005

VIA EDGAR CORRESPONDENCE

AND FEDERAL EXPRESS

Ms. Amy Bruckner

Mr. Joel Parker

Mail Stop 03-09

United State Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc. (the “Company”)

Annual Report on Form 10-KSB

File No. 001-31361

Dear Ms. Bruckner and Mr. Parker:

Further to our previous conversations, we hereby respectfully submit to you the following on behalf of the Company:

1. Current Report on Form 8-K/A (Amendment No. 2): As requested, this amendment to the Company’s August and November 8-Ks relating to the Arius acquisition is made to change the characterization of Arius to that of a non-development stage company.

2. Annual Report on Form 10-KSB/A (Amendment No. 2): As requested, this amendment is being filed to make certain changes to the footnotes to the Company’s financial statements as you requested. The amendment also attaches, as an exhibit, a letter amendment, dated June 6, 2005, between the Company and Accentia to the license agreement between such parties, which amendment is intended to clarify that the Company has no ongoing material obligations, monetary or otherwise, under such license agreement. The Company hereby confirms that no such obligations exist under the agreement, as amended.

3. Registration Statement on Form SB-2/A (Amendment No. 2): This amendment is being filed to conform changes from the other amendments as well as to bring the document current (March financials, etc.) in anticipation of effectiveness.

Ms. Amy Bruckner

Mr. Joel Parker

June 10, 2005

We are transmitted the foregoing via EDGAR and, for your convenience, we are sending two (2) clean and marked courtesy copies of each filing by Federal Express.

In addition, per your request and for your records, we attach, as Exhibit A hereto, our correspondence to you dated May 26, 2005.

We thank the Staff for their assistance on this matter. Please contact the undersigned at (212) 370-1300 if you have any additional questions or comments.

Very truly yours,

/s/ Lawrence A. Rosenbloom
Lawrence A. Rosenbloom

Enclosures

cc:	Francis E. O’Donnell, Jr., M.D.

Mark A. Sirgo, Ph.D.

James A. McNulty, CPA

Barry I. Grossman, Esq.

Douglas S. Ellenoff, Esq.

Stacy Y. Patrick, CPA

Exhibit A

ELLENOFF GROSSMAN & SCHOLE LLP

ATTORNEYS AT LAW

370 LEXINGTON AVENUE

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 370-1300

FACSIMILE: (212) 370-7889

www.egsllp.com

May 26, 2005

VIA EMAIL (brucknera@sec.gov)

Ms. Amy Bruckner

Mr. Joel Parker

Mail Stop 03-09

United State Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BioDelivery Sciences International, Inc. (the “Company”)

Annual Report on Form 10-KSB

File No. 001-31361

Dear Ms. Bruckner and Mr. Parker:

Pursuant to your request, and in connection with the Staff’s comment letter, dated April 14, 2005 (the “Comment Letter”) regarding the above-referenced annual report, and our subsequent telephone conversations regarding the same, we hereby respectfully submit to you a supplemental response and supporting documentation regarding the matters described below. Please advise us if you require this correspondence to be filed via EDGAR and we will be happy to do so.

1. Revenue Recognition Analysis Regarding Accentia Royalty Stream Asset Purchase

Regarding comment 2 posed in the Comment Letter, you have asked for a thorough revenue recognition analysis under SAB 104/Topic 13A of the $2.5 million received by the Company under its September 2004 Asset Purchase Agreement with Accentia Biopharmaceuticals, Inc., f/k/a Accentia, Inc. (“Accentia”) and for a description of the Company’s ongoing obligations pursuant to the underlying license agreement and such asset purchase agreement (the “Accentia Agreements”).

Ms. Amy Bruckner

Mr. Joel Parker

May 26, 2005

A.	Revenue Recognition Analysis

In April 2004, the Company entered into a sublicensing agreement with Accentia pursuant to which the Company was entitled to a 12% to 14% royalty stream from an oral compound for the treatment of chronic rhinosinusitis (“CRS”) and asthma. Under the terms of the license agreement, all development costs are paid by Accentia. The Company is entitled to that royalty stream based on Accentia’s application of the Company’s encochleation technology to the subject pharmaceutical.

In September 2004, in part to address the Company’s liquidity, the Company entered into an asset purchase agreement with Accentia whereby the Company sold to Accentia an asset consisting of 50% of a portion of the future revenue stream under the Accentia license agreement relating to CRS (and a resulting reduction of future royalty payments) for a one-time non-refundable payment of $2.5 million, which was paid in September and which is recognized as “other income” in the Company’s third quarter 2004 unaudited and fiscal year 2004 audited financial statements.

In its revenue recognition analysis, the Company considered the SAB 104 criteria for revenue recognition in support of its revenue recognition policy for this transaction, as follows:

•	Persuasive evidence of an arrangement exists. The asset purchase agreement by and between the Company and Accentia was entered into and effective September 8, 2004.

•	Delivery has occurred or services have been rendered. Upon execution of the agreement, the Company was no longer entitled to receipt of 50% of its royalty under the sublicense agreement with respect to CRS products. As described in more detail below, the Company has no ongoing involvement or obligation to perform with respect to the development, commercialization or sale of the subject products.

SAB 104 further provides guidance, with regard to license fee revenue, that delivery for purposes of revenue recognition would begin upon commencement of the “license term.” As per the Staff’s point, even if this revenue could be deemed to be license fee revenue, the license term for these purposes would be the date of execution of the agreement, so full recognition at that time is appropriate.

SAB 104 also addresses non-refundable up-front fees. The Company considered this not to be analogous since, as discussed below, there are no further services to be provided and this is a one-time only fee.

•	The seller’s price to the buyer is fixed or determinable. The asset purchase agreement provides for a fixed purchase price of $2.5 million.

Ms. Amy Bruckner

Mr. Joel Parker

May 26, 2005

•	Collectibility is reasonably assured. The entire $2.5 million was received by the Company in full during September 2004.

B.	Description of Company’s Ongoing Obligations

The Company’s has no material monetary or other obligations under the Accentia Agreements which would alter the Company’s revenue recognition analysis described above. As you may recall, on April 25, 2005, the Company and Accentia amended the license agreement to eliminate any obligation of the Company to pay for supplies of soy PS. It is this obligation that was referenced by the Staff in the Comment Letter, and, as a result of the amendment, the legal payment obligation no longer exists, as was the original intent of the parties and as has been effected in actual practice.

In addition, the Company has analyzed the remainder of the license agreement and, although the agreement has standard provisions inuring to the benefit of the Company as a licensor, the Company believes that there are no remaining affirmative obligations of the Company under such agreement as it relates to the development, commercialization and/or sale of the subject products which would alter the Company’s previous revenue recognition under the September 2004 asset sale.

Moreover, since the license agreement was entered into in April 2004, the actual course of dealings between the parties (which has been consistent with the terms of the Accentia Agreements) has been such that the Company has not undertaken any responsibilities for development, commercialization and/or sales activities. In the Company’s discussions with the Staff on this point, the Staff raised the concern that Company scientists or other personnel may be obligated to participate, or have actually been involved, in Accentia’s scientific, development or other activities under the license (including as it relates to supplies soy PS). The Company hereby confirms that, under its reading of the license agreement and in accordance with actual practice, no such obligation exists and no such activity has occurred. Moreover, the Company hereby informs the Staff that no funds represented under “Expenses” in the Company’s audited income statement were expended towards the Accentia license agreement. As a result of the foregoing, the Company affirms its prior revenue recognition treatment relating to the asset sale to Accentia.

2.	Treatment of Arius Acquisition

Regarding comment 3 posed in the Comment Letter, you have asked for an analysis of the Company’s recordation of goodwill in connection with the Company’s August 2004 acquisition of Arius Pharmaceuticals, Inc. (“Arius”), in particular with reference to EITF 98-3 and SFAS 141. In its 2004 audited financial statements, the Company treated the acquisition of Arius as a business combination, and the Staff has raised the concern that such acquisition should have been treated as a sale of assets. In particular, the Staff has raised two areas of principal concern, namely that: (i) in the Company’s acquisition Form 8-K filing, dated November 5, 2004, the Company characterized Arius as a

Ms. Amy Bruckner

Mr. Joel Parker

May 26, 2005

“development stage company” (which creates certain presumptions under EITF 98-3) and (ii) it appears to the Staff that, at the time of acquisition, Arius had not commenced “planned principal operations” as required for business combination treatment under EITF 98-3. In addition to the requested analysis, we address these two concerns below.

A.	Analysis of Goodwill Recognition

To address the Staff’s first comment regarding goodwill recordation, in connection with its accounting for the Arius acquisition, the Company received an independent valuation report, dated November 17, 2004 (which is attached hereto as Exhibit A), prepared by The Financial Valuation Group, relating to the valuation of the Company Series A preferred stock issued in the Arius acquisition (the “Valuation”). The Valuation assisted the Company in its overall accounting treatment of Arius, which treatment was first reflected in the Company’s Form 10-QSB for the quarter ended September 30, 2004. The Company recorded goodwill of $2.7 million and licenses of $1.9 million and allocated $0.2 million to in-process research and development (“IPR&D”) according to the following analysis:

(i)	Valuation of Atrix License to BEMA Technology

The BEMA technology is licensed from a third party and is recognized as an asset apart from goodwill as a Contract-Based Intangible Asset. The BEMA license, which was obtained through lengthy, arm’s length negations by Arius some three months prior to its acquisition by the Company, grants Arius the right to exploit the BEMA technology in the United States. The Company’s unadjusted projections for BEMA Fentanyl, the first BEMA product, call for net revenues from this product of $64 million in year five, peaking at $425 million in year eight. While market research by Medical Marketing Research, Inc. provided the rationale for these projections, it is reasonable to believe that a willing buyer would not necessarily base a transaction price on the projections without subjecting the same to critical analysis. A probabilistic model was utilized to value this asset.

The fair value of the BEMA license was determined as follows (see page 20 of the Valuation and Exhibit 5 thereto):

Scenario	Preliminary Fair Value Indication	VC Haircut	Discount Rate
1	$1,578,000	0%	85%
2	2,063,000	10%	80%
3	1,516,000	15%	80%
4	2,511,000	20%	75%
5	1,852,000	25%	75%

Average	$1,904,000

Median	$1,852,000

Conclusion	$1,900,000

Ms. Amy Bruckner

Mr. Joel Parker

May 26, 2005

(ii)	Valuation of In-Process Research and Development

In accounting for research and development costs, the following accounting pronouncements are applicable:

•	FASB Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs (SFAS 2)

•	FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method (FIN 4)

•	FASB Statement of Financial Accounting Standards No. 86, Accounting for the costs of Computer Software to be Sold Leased or Otherwise Marketed (SFAS 86)

•	The AICPA Practice Aid (“Practice Aid”) Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries

Generally, IPR&D is distinguished from developed technology based upon whether the IPR&D projects are measurable, have substance and are incomplete. IPR&D projects that have not been granted FDA approval are classified in the Practice Aid as being incomplete.

In order to comply with the applicable pronouncements, management discussions were held regarding the status of on-going development and commercialization efforts, specifically with respect to the four products in the “pipeline” at the valuation date (i.e., the date the acquisition).

At the valuation date, Arius was working on one product, Emezine, which could reasonably be classified as IPR&D. Emezine meets the qualification test for IPR&D as it has substance and is incomplete.

A probabilistic model was utilized to estimate the fair value of the IPR&D related to Emezine. Using Arius’ forecasts as a baseline, the Valuation applies a “VC Haircut” (reduced revenue projections as a venture capitalist might) and capitalized the resulting revised cash flows. Importantly, after the VC Haircut, the adjusted forecasts are not risk neutral; that is, the adjusted forecasts are still speculative and we used risk adjusted discount rates.

Ms. Amy Bruckner

Mr. Joel Parker

May 26, 2005

The fair value of the fair value of IPR&D for Emezine was determined as follows (see page 19 of the Valuation and Exhibit 4 thereto):

Scenario	Preliminary Fair Value Indication	VC Haircut	Discount Rate
1	$251,000	0%	40%
2	187,000	5%	35%
3	123,000	10%	30%

Average	$187,000

Median	$187,000

Conclusion	$200,000

(iii)	Valuation of Goodwill

Goodwill was calculated using the residual method and is concluded to be $2,715,000. Please refer to pages 2 and 12 of the Valuation for a summary of the valuation calculations, which are further supported by exhibits to the Valuation showing the detailed calculations.

B. Arius as a “Development Stage Company”

The Staff has raised a concern that Arius was characterized as “development stage” in its audited financial statements, which, the Staff informs, creates a negative presumption against business combination treatment under EITF 98-3. In response, the Staff is advised that Arius’ auditors have informed the Company that they made this characterization solely because, under Rule 1-02(h) of Regulation S-X (“Rule 1-02(h)”), Arius had not generated significant revenues at the time of acquisition and not because Arius had not commenced planned principal operations at the time of acquisition. Under Rule 1-02(h):

“A development stage company is a company that is devoting substantially all of its efforts to establishing a new business, and either has not yet commenced its planned principal operations or has commenced such operations but has not realized significant revenue from them.” (emphasis added).

As a result, Arius’ auditors believe that the characterization of Arius as a development stage enterprise is not inconsistent with the Company’s position that Arius had commenced planned principal operations at the time of acquisition, as Rule 1-02(h) itself contemplates the situation where a company has commenced such operations and is nonetheless characterized as development stage because of a low level of revenue generation. It should be noted that Arius generated approximately $1.0 million of revenue in the period shortly after acquisition. Had the acquisition occurred after such subsequent

Ms. Amy Bruckner

Mr. Joel Parker

May 26, 2005

revenue was generated, Arius might very well have not been characterized as “development stage” due to the fact that it had generated significant revenue.

C.	“Planned Principal Operations”

The Company believes that a portion of the Staff’s concern on whether or not Arius had commenced “planned principal operations” (as referred to in EITF 98-3) at the time of acquisition stems from the way that the Company characterized Arius’ business at the time of the acquisition in its initial response letter to the Staff, dated April 29, 2005. In that letter, the Company described Arius’ business as follows:

“Arius’ business focus is to develop and commercialize products for acute conditions associated with surgery and cancer, incorporating a novel delivery system that improves the speed of onset and provides convenience to the patient and healthcare provider. .. . . The Company will sell BEMA products to wholesalers, and management’s business plan estimates significant revenues to be generated from these agreements.”

If one interprets this description, the Staff’s concern that planned principal operations had not commenced at the time of acquisition can been understood because no actual products had been commercialized. However, Arius certainly had commenced the business of “developing” pharmaceutical products in that Arius had:

•	acquired licenses for the BEMA technology and the Emezine product in January and April 2004, respectively; and

•	begun (and had all necessary elements in its asset set to continue, as discussed below) the development of the licensed technologies and products, including pre-FDA filing meetings and analyses and the entry into key agreements.

The Company believes that this alone is sufficient to demonstrate that Arius’ planned principal operations had begun at acquisition.

In addition, however, and as a point of clarification, the Company believes that subsumed within the concept of “developing and commercializing products” are (and in the case of Arius in particular), operations aimed at obtaining and exploiting licenses for products or technologies which can then be commercialized. The Company had commenced these planned principal operations at acquisition, and the Company believes the full and correct characterization of Arius’ business is as follows:

“Arius’ principal operations are to develop and commercialize pharmaceutical products and formulations of existing products for acute conditions associated with surgery and cancer, incorporating

Ms. Amy Bruckner

Mr. Joel Parker

May 26, 2005

novel delivery systems that improve the speed of onset and provide convenience to patients and healthcare providers. Arius develops its products by either “in licensing” the rights to such products from third parties or internally developing such products. Such products currently consist of the licensed Emezine anti-emetic product and products formulated with the company’s licensed BEMA transmucosal delivery technology. Ultimately, upon the securing of FDA approval of licensed or internally developed products and formulations, Arius’ will augment existing licensing, milestone and similar revenues with royalty revenues based on sales of such products and formulations, on which the company will, as applicable, pay royalties to its licensors.”

The Company would like to stress that this articulation of Arius’ planned principal operations is not newly created. The Valuation (at page 12), as part of the valuation assumptions and based on information provided by Arius, states that “[Arius] is a specialty pharmaceutical company created to develop and commercialize products for acute conditions associated with surgery and cancer . . . .. These products will either be licensed from companies marketing these products outside the United States or developed by Arius” (emphasis added).

As you are aware, in January and April 2004, Arius entered into two separate licensing agreements under which it obtained rights to exploit the BEMA technology and the Emezine product. In addition, although not outcome determinative, it is important to note (as discussed above) that these licenses (and additional agreements entered into in connection therewith) generated revenues for Arius both prior to and shortly following the time of acquisition.

In light of the foregoing, the Company believes that Arius’ planned principal operations (namely, securing and exploiting licensed products and technologies) had begun at the time of acquisition. What remains is the analysis, under EITF 98-3, of whether the transferred set of Arius’ assets constituted a “business” for accounting purposes.

D.	Business Combination Analysis

EITF 98-3 defines a business as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. To qualify as a business, the acquisition must consist of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues, as defined by EITF 98-3. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations and sustain a revenue stream by providing products to customers.

The determination of whether transferred assets and activities qualify as a business is a three-step process. The Company conducted this assessment under EITF 98-3 in arriving at the conclusion that the Arius acquisition qualifies as a business combination.

Ms. Amy Bruckner

Mr. Joel Parker

May 26, 2005

Assessment

Step 1 – Identify the elements included in the transferred set. The set includes:

•	Long-lived assets (intangible assets including licenses and non-compete agreements)

•	Intellectual property (relating to current projects)

•	The ability to obtain access to necessary technology, rights and contracts

•	Employees

•	Processes (research and development operations and protocols relating to management and the administration of personnel)

Step 2 – Compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements.

As described above, Arius is a specialty pharmaceutical company whose operations at the time of acquisition consisted of licensing, research and development activities with an eye towards future commercialization and sale of products. Arius’ activities at acquisition (including licensing agreements, development activities, pre-FDA analysis and meetings) focused on the operation of this business as opposed to the development of a business. Thus, at acquisition, Arius’ planned principal operations had commenced.

Step 3 – If there are any missing elements, an assessment must be made as to whether the missing elements cause one to conclude that the transferred set is not a business.

Arius is expected to sustain continued operating losses from the absence of a significant amount of revenue over the next few years. But, this does not equate to an inability to sustain a revenue stream by engaging in licensing activity (and receiving revenues under applicable agreements, as Arius has) and, ultimately, commercializing and selling products. As a result, the transferred integrated set includes all the necessary elements of a business.

Based on the foregoing, the Company concluded that the Arius transferred set has all of the necessary elements necessary to conduct normal operations (i.e., “in licensing”, development and pre-clinical and clinical activities, including activities aimed at FDA approval of products) and had thus commenced planned principal operations at the time of acquisition. Therefore, the acquisition of Arius constituted a business and the Company’s accounting treatment as such is correct.

Ms. Amy Bruckner

Mr. Joel Parker

May 26, 2005

We thank the Staff in advance for its consideration of the foregoing. As we discussed, we would greatly appreciate the opportunity to discuss this response with you at your earliest convenience.

Very truly yours,

/s/ Lawrence A. Rosenbloom
Lawrence A. Rosenbloom

Enclosures

cc:	Francis E. O’Donnell, Jr., M.D.

Mark A. Sirgo, Ph.D.

James A. McNulty, CPA

Barry I. Grossman, Esq.

Douglas S. Ellenoff, Esq.

Stacy Y. Patrick, CPA